Exhibit 99.1

NEWS RELEASE

Toronto, November 11, 2019

(in U.S. dollars unless otherwise noted)

Franco-Nevada Delivers Strong Growth and Record Results

Initial contributions from Cobre Panama and Marcellus

“Franco-Nevada’s diversified portfolio performed very well in the third quarter,” stated David Harquail, CEO.  “Record results were achieved across all our important production and financial metrics.  This strong growth has been driven by the start of precious metals deliveries from Cobre Panama and the addition of a new energy royalty in the Marcellus.  We expect further growth to come as Cobre Panama continues to ramp-up and our energy assets are further developed.  We are also very encouraged by the increased exploration and development activity by many of the operators on our royalty properties. For 2019, Franco-Nevada expects to be close to the high end of its previously announced guidance ranges.  Franco-Nevada continues to be the gold investment that works.”

Q3/2019 Financial Highlights

•	133,219 Gold Equivalent Ounces (“GEOs”) sold, a new record
•	$235.7 million in revenue, a new record
•	$101.6 million of Net Income, or $0.54 per share, a new record
•	$36.8 million in Cash Costs, or $276 per GEO
•	$192.9 million of Adjusted EBITDA, or $1.03 per share, a new record

Revenue and GEOs by Asset Categories
	Q3/2019		Q3/2018
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Gold	101,781	$ 151.1	91,820	$ 110.6
Silver	15,903	23.8	17,023	20.5
PGMs	11,373	17.2	7,635	9.0
Other Mining Assets	4,162	6.1	3,543	4.3
Mining	133,219	$ 198.2	120,021	$ 144.4
Energy	—	37.5	—	26.2
	133,219	$ 235.7	120,021	$ 170.6

For Q3/2019, revenue was sourced  84.1%  from gold and gold equivalents (64.1% gold, 10.1% silver, 7.3% PGM and 2.6% other mining assets) and 15.9% from energy (oil, gas and NGLs). The portfolio’s objective is to maintain a focus on precious metals (gold, silver and PGM) with a target of no more than 20% from energy.  Geographically, revenue was sourced 84.7% from the Americas  (47.4% Latin America, 20.3% U.S. and 17.0% Canada).

Corporate Updates

•

Environmental, Social and Governance (“ESG”):    In September, Franco-Nevada announced its commitment to the Responsible Gold Mining Principles established by the World Gold Council  (the “WGC”).  Franco-Nevada has played an active role in the WGC, including the establishment of the principles.  Franco-Nevada has also achieved top rankings from two separate ESG rating agencies. Sustainalytics currently ranks Franco-Nevada 1 out of 104 companies in the Precious Metals (Industry Group) and 1 out of 74 companies in the Gold (Subindustry Group). In 2019, Franco-Nevada received an MSCI ESG Rating of “AA”.

•

Succession Announcements:  At the May 6, 2020 AGM, the board of Franco-Nevada intends to appoint David Harquail as the non-executive Chair of the board of directors, Pierre Lassonde as Chair Emeritus, and Paul Brink as President and Chief Executive Officer and to nominate Mr. Brink for election as a director of Franco-Nevada.  On September 9, 2019, Franco-Nevada announced that Elliott Pew joined the board as a new director.

•

At-the-Market Equity Program & Debt:  In Q3/2019, the Corporation issued 884,000 shares under its at-the-market program for net proceeds of $83.0 million.  Some of the proceeds were used to pay down debt, such that the outstanding balance was $245 million as of September 30, 2019, and is $180 million as of today’s date.

•

Marcellus:  On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation a 1% overriding royalty interest on approximately 350,000 acres in the Marcellus for a gross purchase price of $300 million. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations.  The effective date for the transaction was March 1, 2019.

•

New Royalties:    On September 25, 2019, Franco-Nevada acquired two royalties for $6.0 million including a 2% NSR on a property owned by Newmont Goldcorp adjoining the Musselwhite Mine and a 1.5% NSR on Nevada Gold Mines’ Rain/Emigrant and Saddle properties located at the south end of the Carlin Trend.

Q3/2019 Portfolio Updates

Gold Equivalent Ounces:    GEOs sold for the quarter were 133,219,  an increase of 11.0% from the 120,021 sold in Q3/2018.  Cobre Panama, Stillwater, Hemlo,  and Brucejack contributed to the year-over-year increase which was slightly offset by lower contributions from Antamina and Fire Creek/Midas.

Latin America:

•

Cobre Panama (gold and silver stream)  – Cobre Panama declared commercial production effective as of September 1, 2019, one month ahead of schedule.  First Quantum reiterated its guidance of 140,000 – 175,000 tonnes of copper for 2019.  Franco-Nevada expects deliveries in 2019 to be closer to the top end of the prior guidance of 20,000 – 40,000 GEOs in 2019 with further growth expected in 2020 as the operation continues its ramp-up.

•

Candelaria (gold and silver stream) – Candelaria has resumed normal operations and production from the mine increased year-over-year.  However, GEOs sold from Candelaria in the quarter were slightly lower year-over-year due to timing of deliveries and sales.  Production is expected to be higher next quarter as ore is sourced directly from the open pit and less from the low grade stockpile and may benefit from the Candelaria Underground South Sector which is now operational.

•

Guadalupe-Palmarejo (50% gold stream) – Deliveries from Guadalupe-Palmarejo increased year-over-year, but GEOs sold were lower as 2,390 ounces received in Q3/2019 were sold subsequent to quarter end.  Production at the La Nación deposit, located between the Independencia and Guadalupe mines and predominantly on stream lands,  started during the quarter and is expected to ramp-up through the end of 2019.

•	Antapaccay (gold and silver stream) – GEOs earned from Antapaccay were slightly lower year-over-year as anticipated from the life of mine plan.
•

Antamina (22.5% silver stream) – GEOs earned from Antamina were lower year-over-year as anticipated from the life of mine plan.  Due to the higher gold prices, the number of silver ounces converted to GEOs also negatively impacted results.

U.S.:

•

Stillwater (5% royalty) – Stillwater benefitted from a strong quarter as volumes increased due to the continued ramp-up of the Blitz project as well as higher palladium prices.  The Blitz project is anticipated to increase total PGM production from Stillwater to approximately 850,000 ounces per year by late 2021 or early 2022 from the 592,608 ounces produced in 2018.

•

Goldstrike (2-4% royalty & 2.4-6% NPI); Gold Quarry (7.29% royalty) – The Nevada Gold Mines joint venture between Barrick and Newmont Goldcorp may reprioritize ore sources to various processing plants.  Synergies could positively impact the NPI at Goldstrike.

•

South Arturo (4-9% royalty) – Joint venture operators Nevada Gold Mines and Premier Gold announced that commercial production at the El Nino underground has been achieved.  Overall gold production in 2019 from El

Nino is anticipated to surpass original expectations of 12,500 – 25,000 (100% basis) and development of the Phase 1 open pit is ongoing.
•

Castle Mountain (2.65% royalty) – Phase 1 production is targeted by the operator for 2020 which anticipates production of 45,000 ounces per year for 3 years.  Phase 2 anticipates production increasing to approximately 200,000 ounces per year.  Franco-Nevada’s royalty covers the entire project and includes a 10-mile area of interest.

•

Rosemont (1.5% royalty)  – In August 2019, the U.S. District Court of Arizona overturned the issuance of the Final Record of Decision from 2017 and, as a result, Hudbay may not proceed with construction at this time.

Canada:

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI)  – Kirkland Lake continues to advance the construction of the #4 Shaft at the Macassa mine with the goal of increasing production to over 400,000 ounces per year from the 240,126 ounces produced in 2018.  Underground drilling continues to expand the South Mine Complex which may benefit Franco-Nevada’s other royalties on the project.

•	Dublin Gulch (Eagle) (1-1.5% royalty) – Victoria Gold announced the first gold pour at the Eagle Gold Mine. Franco-Nevada’s royalty covers the entire deposit.
•

Hardrock (3%  royalty) – An updated Mineral Resource estimate was announced for the Hardrock project which increased the Measured and Indicated Resource to 7.1 million ounces (147.5 million tonnes grading 1.50 grams per tonne), an 11% increase from the 2016 estimate.

•

Canadian Malartic (1.5%  royalty) – Exploration programs continue to evaluate several deposits to the east of the Canadian Malartic open pit which have the potential to provide new sources of ore for the Canadian Malartic mill.  These are mostly underground zones, some of which are partially covered by Franco-Nevada’s royalty.

Rest of World:

•

Tasiast (2% royalty) –  Kinross announced that it is proceeding with the Tasiast 24k project, which is expected to increase throughput capacity at Tasiast to 24,000 tpd from the current capacity of 12,000 tpd.

•

Subika (2% royalty) – Newmont Goldcorp declared commercial production at the Ahafo Mill Expansion during the quarter, following the successful completion of the Subika Underground in Q4/2018.  The two projects are expected to increase annual gold production to between 550,000 - 650,000 ounces per year through 2024, compared to 436,000 ounces produced in 2018.

Energy:   Revenue from the energy assets increased to $37.5 million in Q3/2019 compared to $26.2 million in Q3/2018,  reflecting contributions from new investments in the Marcellus and in the SCOOP/STACK by the Royalty Acquisition Venture with Continental but offset by lower commodity prices compared to Q3/2018.

U.S.:

•	Marcellus (1% royalty) – The newly acquired royalty contributed $13.1 million to revenue in Q3/2019, which included revenue from the effective date of March 1, 2019.
•

SCOOP/STACK (various royalty rates)  – The SCOOP/STACK assets generated $6.8 million in revenue in Q3/2019 versus $5.3 million in Q3/2018 with the increase due to additional contribution from the Royalty Acquisition Venture with Continental.    In Q3/2019, Franco-Nevada contributed $19.6 million to the Royalty Acquisition Venture and its remaining commitment through December 31, 2021 is $152.1 million.

•

Permian Basin (various royalty rates) – Franco-Nevada’s interests in the Permian Basin earned revenue of $5.3 million in Q3/2019 versus $6.9 million in Q3/2018, reflecting lower lease bonus revenue, a decline in some high-royalty interest wells, and a decrease in realized prices.

Canada:

•

Weyburn (NRI, ORR, WI)  – Weyburn contributed $7.9 million in revenue in Q3/2019 versus $10.6 million in Q3/2018.    Lower revenues were primarily a result of lower realized commodity prices in the quarter.

•

Orion (4% GORR) – Orion generated  $2.7 million in revenue in Q3/2019 versus $1.4 million in Q3/2018.  Revenues were significantly higher as a result of increased production volumes from the asset and a recovery in price differentials for heavy oil.

Dividend Declaration

Franco-Nevada is pleased to announce that its board of directors has declared a quarterly dividend of $0.25 per share.  The dividend will be paid on December 19, 2019 to shareholders of record on December 5,  2019 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  In 2018, the Company amended and restated the DRIP to allow for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday,  November 12, 2019 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s Q3/2019 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until Nov 19: Toll-Free (888) 390-0541; International (416) 764-8677; Code 381202#
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
(416) 306-6303	(416) 306-6328
info@franco-nevada.com	mailto:info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program,  the Corporation’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q3/2019, the average commodity prices were as follows: $1,474 gold (2018 - $1,213), $17.02 silver (2018 - $14.99), $883 platinum (2018 - $814) and $1,533 palladium (2018 - $953). For YTD/2019, the average commodity prices were as follows: $1,363 gold  (YTD/2018 - $1,318), $15.83 silver (YTD/2018 - $16.65), $849 platinum (YTD/2018 - $941) and $1,452 palladium  (YTD/2018 - $1,008).

2

Cash Costs attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs attributable to GEO production is calculated by starting with total costs of sales and excluding depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO.

3

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

4

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests;  gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliation to IFRS measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2019	2018	2019	2018
Total costs of sales	$109.4	$99.4	$289.0	$279.6
Depletion and depreciation	(70.7)	(66.0)	(190.5)	(186.2)
Energy operating costs	(1.9)	(1.5)	(5.1)	(4.0)
Non-cash costs of sales	—	(2.0)	—	(5.7)
Cash Costs attributable to GEO production	$36.8	$29.9	$93.4	$83.7
GEOs, excluding prepaid ounces	133,219	117,721	363,042	336,558
Cash Costs per GEO	$276	$254	$257	$249

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$101.6	$52.1	$230.8	$170.3
Income tax expense	17.9	13.8	44.6	38.4
Finance expenses	3.5	0.7	8.5	2.4
Finance income	(0.8)	(0.7)	(2.7)	(2.4)
Depletion and depreciation	70.7	66.0	190.5	186.2
Non-cash costs of sales	—	2.0	—	5.7
Transaction costs on Royalty Acquisition Venture with Continental	—	0.9	—	0.9
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.1)	—	(0.6)
Adjusted EBITDA	$192.9	$134.7	$471.7	$400.9
Basic weighted average shares outstanding	187.7	186.1	187.3	186.1
Adjusted EBITDA per share	$1.03	$0.72	$2.52	$2.15

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$101.6	$52.1	$230.8	$170.3
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.1)	—	(0.6)
Transaction costs on Royalty Acquisition Venture with Continental	—	0.9	—	0.9
Tax effect of adjustments	—	(0.3)	—	(0.3)
Other tax related adjustments:
U.S. Tax Reform impact	—	2.0	—	2.0
Adjusted Net Income	$101.6	$54.6	$230.8	$172.3
Basic weighted average shares outstanding	187.7	186.1	187.3	186.1
Adjusted Net Income per share	$0.54	$0.29	$1.23	$0.93

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 4)	$91.7	$69.7
Receivables	85.6	75.5
Loan receivable (Note 5)	34.0	—
Prepaid expenses and other (Note 6)	49.7	33.3
Current assets	$261.0	$178.5

Royalty, stream and working interests, net (Note 7)	$4,845.7	$4,555.6
Investments (Note 5)	143.8	169.7
Deferred income tax assets	7.2	17.3
Other assets (Note 8)	12.4	10.7
Total assets	$5,270.1	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities	$34.4	$23.6
Current income tax liabilities	6.6	1.4
Current liabilities	$41.0	$25.0

Lease liabilities	$2.6	$—
Long-term debt (Note 9)	242.4	207.6
Deferred income tax liabilities	78.5	67.3
Total liabilities	$364.5	$299.9

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,316.2	$5,158.3
Contributed surplus	17.3	15.6
Deficit	(231.5)	(321.7)
Accumulated other comprehensive loss	(196.4)	(220.3)
Total shareholders’ equity	$4,905.6	4,631.9
Total liabilities and shareholders’ equity	$5,270.1	$4,931.8

Contingencies (Note 19)
Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2019 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue (Note 10)	$235.7	$170.6	$586.0	$505.0

Costs of sales
Costs of sales (Note 11)	$38.7	33.4	$98.5	$93.4
Depletion and depreciation	70.7	66.0	190.5	186.2
Total costs of sales	$109.4	99.4	$289.0	$279.6
Gross profit	$126.3	71.2	$297.0	$225.4

Other operating expenses (income)
General and administrative expenses	$5.6	5.2	$18.1	$17.4
(Gain) loss on sale of gold bullion	(1.5)	0.2	(2.3)	(0.1)
Total other operating expenses (income)	$4.1	5.4	$15.8	$17.3
Operating income	$122.2	65.8	$281.2	$208.1
Foreign exchange gain and other income (expenses)	$—	0.1	$—	$0.6
Income before finance items and income taxes	$122.2	65.9	$281.2	$208.7

Finance items (Note 13)
Finance income	$0.8	0.7	$2.7	$2.4
Finance expenses	(3.5)	(0.7)	(8.5)	(2.4)
Net income before income taxes	$119.5	65.9	$275.4	$208.7

Income tax expense (Note 14)	17.9	13.8	44.6	38.4
Net income	$101.6	$52.1	$230.8	$170.3

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(10.5)	11.2	$17.6	$(29.3)

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other comprehensive (loss) income ("FVTOCI"),
net of income tax (Note 5)	(43.4)	13.6	4.3	(1.7)
Other comprehensive (loss) income	$(53.9)	24.8	$21.9	$(31.0)

Comprehensive income	$47.7	$76.9	$252.7	$139.3

Earnings per share (Note 16)
Basic	$0.54	$0.28	$1.23	$0.92
Diluted	$0.54	$0.28	$1.23	$0.91
Weighted average number of shares outstanding (Note 16)
Basic	187.7	186.1	187.3	186.1
Diluted	188.1	186.4	187.6	186.4

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2019 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2019	2018
Cash flows from operating activities
Net income	$230.8	$170.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	190.5	186.2
Non-cash costs of sales	—	5.7
Share-based payments	3.9	4.1
Unrealized foreign exchange gain	—	(0.1)
Deferred income tax expense	19.4	7.5
Other non-cash items	(4.0)	(0.9)
Acquisition of gold bullion	(23.6)	(19.4)
Proceeds from sale of gold bullion	28.2	8.1
Operating cash flows before changes in non-cash working capital	$445.2	$361.5
Changes in non-cash working capital:
(Increase) decrease in receivables	$(10.1)	$5.2
(Increase) decrease in prepaid expenses and other	(16.2)	10.3
Increase in current liabilities	14.2	—
Net cash provided by operating activities	$433.1	$377.0

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(436.3)	$(702.3)
Acquisition of energy well equipment	(0.9)	(1.1)
Acquisition of investments	(3.9)	—
Proceeds from sale of investments	6.8	—
Net cash used in investing activities	$(434.3)	$(703.4)

Cash flows from financing activities
Proceeds from at-the-market equity offering	$83.0	$—
Proceeds from draw of revolving credit facilities	275.0	—
Proceeds from draw of term loan	160.0	—
Repayment of revolving credit facilities	(400.0)	—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(102.9)	(104.5)
Proceeds from exercise of stock options	8.5	0.1
Net cash provided by (used in) financing activities	$22.8	$(104.9)
Effect of exchange rate changes on cash and cash equivalents	$0.4	$(2.9)
Net change in cash and cash equivalents	$22.0	$(434.2)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$91.7	$76.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$7.7	$1.7
Income taxes paid	$33.1	$20.9

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2019 Report available on our website